NO ACT

PE
12-30-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE
[redacted]

08070088

December 31, 2008

Richard J. Kolencik
Sr. Group Counsel
Marathon Oil Corporation
5555 San Felipe
Houston, TX 77056-2799

Received SEC
DEC 31 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-31-08

Re: Marathon Oil Corporation

Dear Mr. Kolencik:

This is in regard to your letter dated December 30, 2008 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in Marathon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Marathon therefore withdraws its December 12, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Craig Rosenberg
ProxyVote Plus, LLC
1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

PROCESSED
JAN 26 2009
THOMSON REUTERS

Richard J. Kolencik
Sr. Group Counsel

Marathon Oil Corporation

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rjkolencik@marathonoil.com

RECEIVED
2008 DEC 31 AM 11:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sent Via Overnight Mail

December 30, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: No Action Letter – Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2009 Proxy Statement submitted by the United Association S&P 500 Index Fund

Ladies and Gentlemen:

By letter dated December 12, 2008 ("Letter"), Marathon Oil Corporation ("Marathon") asked that the staff of the Division of Corporation Finance not recommend to the SEC that any enforcement action be taken if Marathon excludes a stockholder proposal and supporting statement from ProxyVote Plus on behalf of the United Association S&P 500 Index Fund for inclusion in Marathon's proxy statement for the 2009 annual meeting of stockholders. The Letter was received by the SEC on December 16, 2008 and is attached hereto as Exhibit A.

On December 22, 2008, ProxyVote Plus on behalf of the United Association S&P 500 Index informed Marathon that it was withdrawing its stockholder proposal. The letter dated December 22, 2008 is attached hereto as Exhibit B.

Based on the withdrawal of the stockholder proposal, Marathon hereby withdraws its no action request set forth in the Letter. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,

Richard J. Kolencik

cc: W. F. Schwind, Jr. (w/o attachments)
S. A. Mazzu (w/o attachments)
Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Ave., N.W., Washington, DC 20001 (w/ attachments) – regular mail

“Exhibit A”

Richard J. Kolencik
Sr. Group Counsel

Marathon Oil Corporation

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rikolencik@marathonoil.com

RECEIVED
08 DEC 16 AM 10: 05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sent Via Overnight Mail

December 12, 2008

COPY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2009 Proxy Statement submitted by the United Association S&P 500 Index Fund

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon") has received a stockholder proposal and supporting statement (the "Proposal") from ProxyVote Plus on behalf of the United Association S&P 500 Index Fund (the "Proponent") for inclusion in Marathon's proxy statement for its 2009 annual meeting of stockholders to be held on April 29, 2009. (A copy of ProxyVote Plus's cover letter dated November 10, 2008 and the Proposal are attached hereto as "Exhibit A"). Marathon asks that the staff of the Division of Corporation Finance of the Commission (the "Division") not recommend to the Securities and Exchange Commission (the "Commission") that any enforcement action be taken if Marathon excludes the Proposal from its 2009 Proxy Materials for the reasons described below.

I. The Proposal

The Proposal requests a report submitted to stockholders providing information related to any compensation consultant that has provided compensation advice for senior executives, stating in relevant part:

> "RESOLVED, that the shareholders of Marathon Oil Corporation ("Company") request that the Board of Director's submit a report to shareholders, which would provide the following information related to any compensation consultant(s) that has provided advice on the compensation of the Company's senior executives within the past five years, or is engaged to provide such advice in the future."

Marathon believes that it may properly exclude the Proposal from the 2009 proxy statement based on Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the Proposal, if implemented, would cause

Marathon to violate the law, and, accordingly, Marathon lacks the authority to implement the proposal.

Marathon's statement of reasons is more particularly described below.

II. The Proposal may be omitted pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the Proposal, if implemented, would cause Marathon to violate Texas law, and, accordingly, Marathon lacks the authority to implement the proposal.

Rule 14a-8(i)(2) permits a company to exclude a proposal if the proposal would cause the company to violate state law. Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy material if, upon passage, "the company would lack the power or authority to implement the proposal." As disclosed in Marathon's proxy materials for the 2008 Annual Meeting of Shareholders, Marathon's compensation consultant is Towers Perrin. Towers Perrin continues to serve in that role. Marathon and Towers Perrin have executed a written agreement that governs our business relationship. That agreement, which is labeled "Private and Confidential," includes certain provisions that prohibit Marathon from unilaterally disclosing certain information, including services and work product of Towers Perrin. Additionally, the fee schedule listing fees paid or payable by Marathon to Towers Perrin for services are labeled as "Private and Confidential."

The agreement is governed by Texas law. In Texas, the elements of a claim for breach of contract are (1) the existence of a valid contract, (2) performance or tendered performance by the plaintiff, (3) breach of the contract by the defendant, and (4) damages sustained by the plaintiff as a result of the breach. *See Valero Marketing & Supply Co. v. Kalama Intern.*, 51 S.W.3d 345, 351 (Tex. App. 2001). Additionally, under Texas law a claim for breach of contract arises if there are disclosures of proprietary information or confidential information, such as a party's work product, which is subject to the agreement. *See Murrco Agency, Inc. v. Ryan*, 800 S.W.2d 600, 605 (Tex. App. 2000) (plaintiff sued former agents for breach of contract involving misuse and disclosure of proprietary and confidential business information). The law in Texas is well settled.

If implemented, the Proposal would require Marathon to unilaterally disclose confidential information (i.e., fees paid or payable to Towers Perrin and services and work product of Towers Perrin) in breach of its contractual obligations to maintain nondisclosure of such information under the agreement and pursuant to the "private and confidential" nature of the agreement. Marathon cannot compel Towers Perrin to consent to disclosure of any such confidential information, unless such consent is granted in writing by Towers Perrin. The Division has consistently permitted the exclusion of shareholder proposals pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6), and the predecessor to such rules, Rules 14a-8(c)(2) and 14a-8(c)(6), if the proposals would require the company to breach existing contractual obligations or otherwise violate the law. *See Bank of America Corporation* (February 28, 2008); *Hudson United Bancorp* (March 2, 2005); *NetCurrents, Inc.* (June 1, 2001); *The Goldfield Corporation* (March 28, 2001); and *Co-Bancorp, Inc.* (February 22, 1996).

Accordingly, it is our opinion that the implementation of the Proposal would require Marathon to unilaterally breach its contractual obligations under the agreement with Towers Perrin, which would be in violation of Texas law, and the Proposal is, therefore, excludable under Rules 14a-8(i)(2) and 14a-8(i)(6).

III. Conclusion

As is demonstrated by the foregoing discussion, the Proposal is excludable under Rules 14a-8(i)(2) and 14a-8(i)(6). As such, Marathon submits that the Proposal, if implemented, would be a violation of Texas law. Based on the foregoing, Marathon hereby requests the Staff confirm that it will not recommend any enforcement action if Marathon excludes the Proposal from the 2009 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, Marathon is enclosing six copies of this letter and the exhibits. A copy of this letter and exhibits are also being mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby providing notice of Marathon's intention to omit the Proposal from the 2009 proxy statement. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days prior to the date Marathon intends to file its definitive 2009 proxy materials. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,

Richard J. Kolencik
Sr. Group Counsel

RJK/228325

Attachments

cc: W.F. Schwind, Jr. (w/out attachments)
Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Ave., N.W., Washington, DC 20001 (w/attachments – regular mail)

“Exhibit A”

ProxyVote **Plus**, LLC

November 10, 2008

VIA FACSIMILE: 713-296-4375

William F. Schwind, Jr.
Secretary
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

Re: Shareholder Proposal

Dear Mr. Schwind:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the Certificate of the Fund's Chief Compliance Officer evidencing ProxyVote Plus's authority to represent the Fund with regard to this proposal. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Marathon Oil Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,
Craig Rosenberg /cB
Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216 | PH: 847.205.0275 | www.proxyvoteplus.com
Northbrook, IL 60062-4552 | FX: 847.205.0293

* Not part of proposal

THE ADVISORS' INNER CIRCLE FUND
CERTIFICATE OF CHIEF COMPLIANCE OFFICER

I, Russell Emery, Chief Compliance Officer of The Advisors' Inner Circle Fund (the "Trust"), am the chief compliance officer responsible for overseeing the compliance policies and procedures of the Trust and ensuring the Trust's compliance with all regulatory requirements. I hereby certify that:

1. The Trust is an open-end management company established under Massachusetts law as a Massachusetts business trust under a Declaration of Trust dated July 18, 1991, as amended February 18, 1997;

2. The UA S&P 500 Index Fund (the "Fund") is a separate series of the Trust and is classified as a diversified investment company under the Investment Company Act of 1940, as amended.

3. At the May 20, 2003 Board of Trustees meeting of the Trust, the Board approved the appointment of ProxyVote Plus, LLC ("ProxyVote Plus") as proxy voting agent for the Trust with respect to the Fund.

4. The Trust, on behalf of the Fund, entered into a Proxy Voting Services Agreement with ProxyVote Plus dated January 5, 2004 (the "Agreement"), pursuant to which the Trust appointed ProxyVote Plus to act as the Fund's agent in exercising the proxy voting rights appurtenant to securities held by the Fund in a manner consistent with the policies adopted by ProxyVote Plus LLC and permitting ProxyVote Plus to initiate shareholder proposals on the Fund's behalf in cases where ProxyVote Plus reasonably believes that such proposals are in the best interests of the Fund's shareholders.

5. The Agreement became effective on January 5, 2004 and will remain in effect until terminated by either party upon 30 days' written notice or may be terminated immediately in the event of fraud, embezzlement or misrepresentation on the part of ProxyVote Plus, its employees or agents.

By: Russell Emery
Russell Emery,
Chief Compliance Officer,
The Advisors' Inner Circle Fund

Date: 9/28/07

RESOLVED, that the shareholders of Marathon Oil Corporation ("Company") request that the Board of Directors submit a report to shareholders, which would provide the following information related to any compensation consultant(s) that has provided advice on the compensation of the Company's senior executives within the past five years, or is engaged to provide such advice in the future:

1. A list of any non-compensation-related services provided to the Company or any subsidiary of the Company by the consultant, and the nature of those services;
2. Whether the Company has in place any policies and/or procedures regarding non-compensation-related services provided by the consultant, and a detailed description of those policies and/or procedures;
3. Any services which the consultant has provided to senior executives of the Company or to any organizations that the Company's senior executives are affiliated with, and the nature of those services;
4. The total fees paid annually by the Company to the consultant for compensation-related services and non-compensation-related services.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed in the manner deemed most efficient by the Company.

Supporting Statement:

To ensure that executive compensation is aligned with the long-term interests of shareholders, we believe executive compensation issues should be decided by a committee of independent directors who have access to unbiased advice and analyses. Our Company's proxy statement discloses that our Company uses Towers Perrin as a compensation consultant. However, it does not disclose enough information to allow shareholders to assess the consultant's independence.

Questions have been raised about the independence of compensation consultants in relation to escalating executive compensation and additional business relationships the consultant may have with the company. "When a consultant does other work for the company, it creates either the actual danger or perceived danger of a conflict of interest," said Charles Elson, director of the John L. Weinberg Center for Corporate Governance at the University of Delaware. (*Lifting the Lid: Boards wary of CEO pay advisers' conflicts*, Yahoo! Finance, April 21, 2006)

We believe there is a strong case for full disclosure of compensation consultant services at our Company. The Corporate Library states that our CEO received total summary compensation of over $19 million in 2007 and has identified his compensation as a "High Concern."

In March 2007 the Council of Institutional Investors adopted guidelines stating that compensation consultants should be independent and that companies should disclose any other services provided by the consultant firm. Compensation consultant independence has been raised as a serious issue by the Business Roundtable, the

National Association of Corporate Directors, the House Committee on Oversight and Government Reform, and a coalition of investors led by the Connecticut State Pension Fund. Prominent companies including Procter & Gamble, ExxonMobil, Pfizer, ConocoPhillips, and Home Depot have adopted policies to ensure compensation consultant independence.

Full disclosure of our Company's relationships with its compensation consultant will help ensure that executive compensation decisions are rendered independently and in shareholders' interests.

"Exhibit B"

ProxyVote **Plus**, LLC

December 22, 2008

VIA FACSIMILE: 713-296-4375

Mr. William F. Schwind, Jr.
Secretary
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

Re: Shareholder Proposal

Dear Mr. Schwind:

On behalf of the United Association S&P 500 Index Fund, I hereby withdraw the shareholder proposal submitted to Marathon Oil Corporation on November 10, 2008. I am withdrawing the proposal based on the enhanced disclosure that the company plans to include in its 2009 proxy statement regarding its relationship with its compensation consultant. We appreciate your responsiveness and are pleased to withdraw the proposal.

Sincerely,

Craig Rosenberg /CB

Craig Rosenberg

cc: Mr. Richard J. Kolencik, Sr. Group Counsel and Assistant Secretary, Marathon Oil Corporation
U.S. Securities and Exchange Commission, Division of Corporation Finance
Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216 | PH: 847.205.0275 | www.proxyvoteplus.com
Northbrook, IL 60062-4552 | FX: 847.205.0293

ProxyVote **Plus**, LLC

December 22, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Withdrawal of Shareholder Proposal Submitted to Marathon Oil Corporation

Dear Sir or Madam:

On December 10, 2008 Marathon Oil Corporation submitted a request for a No-Action letter regarding a shareholder proposal submitted by the United Association S&P 500 Index Fund ("Fund") on November 10, 2008. I am writing on behalf of the Fund to inform you that the Fund has withdrawn the proposal in question. Please find attached the withdrawal letter submitted to Marathon Oil Corporation. If you have any questions please do not hesitate to contact me.

Sincerely,

Craig Rosenberg /CB

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association

1200 Shermer Road, Suite 216
Northbrook, IL 60062-4552

PH: 847.205.0275
FX: 847.205.0293

www.proxyvoteplus.com

PagePro 1390MF Transmit Report

TIME : 12/22/2008 14:37:27
NAME : PROXYVOTE PLUS
FAX : 2025064190

Date,Time	12/22/2008 14:36:39
Identification	17132964375
Duration	00:49
Page	2
Mode	ECM STANDARD MMR
Result	0:OK

PROXYVOTE PLUS, LLC

[illegible] ROAD, STE [illegible] NORTHBROOK, IL [illegible]

(847)[illegible] FAX (847)[illegible]

FACSIMILE TRANSMITTAL SHEET

TO: Mr. William F. Schwind, Jr.	FROM: Catherine Benedict
COMPANY: Marathon Oil Corporation	DATE: 12/22/08
FAX NUMBER: 713-2964375	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

PROXYVOTE PLUS, LLC

1200 SHERMER ROAD, STE 216 NORTHBROOK, IL 60062
(847)205-0275 FAX (847)205-0293

FACSIMILE TRANSMITTAL SHEET

TO: Mr. William F. Schwind, Jr.	FROM: Catherine Benedict
COMPANY: Marathon Oil Corporation	DATE: 12/22/08
FAX NUMBER: 713-296-4375	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

(URGENT (FOR REVIEW (PLEASE COMMENT (PLEASE REPLY (PLEASE RECYCLE

ProxyVote **Plus**, LLC

December 22, 2008

VIA FACSIMILE: 713-296-4375

Mr. William F. Schwind, Jr.
Secretary
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

Re: Shareholder Proposal

Dear Mr. Schwind:

On behalf of the United Association S&P 500 Index Fund, I hereby withdraw the shareholder proposal submitted to Marathon Oil Corporation on November 10, 2008. I am withdrawing the proposal based on the enhanced disclosure that the company plans to include in its 2009 proxy statement regarding its relationship with its compensation consultant. We appreciate your responsiveness and are pleased to withdraw the proposal.

Sincerely,

Craig Rosenberg /CB

Craig Rosenberg

cc: Mr. Richard J. Kolencik, Sr. Group Counsel and Assistant Secretary, Marathon Oil Corporation
U.S. Securities and Exchange Commission, Division of Corporation Finance
Mr. Sean O'Ryan, United Association

END

1200 Shermer Road, Suite 216 | PH: 847.205.0275 | www.proxyvoteplus.com
Northbrook, IL 60062-4552 | FX: 847.205.0293